Filed Pursuant to Rule 433

Registration No. 333-233608

Final Term Sheet

September 17, 2020

VERIZON COMMUNICATIONS INC.

$1,123,000,000 3.000% Notes due 2060

Issuer:	Verizon Communications Inc. (the “Company”)

Title of Securities:	3.000% Notes due 2060 (the “Notes”)

Issue Currency:	USD

Pricing Date:	September 17, 2020

Settlement Date (T+8):	September 29, 2020

Maturity Date:	September 29, 2060

Interest Payment Dates:	Semiannually on each March 29 and September 29, commencing on March 29, 2021

Aggregate Principal Amount Offered:	$1,123,000,000

Public Offering Price:	100.000% plus accrued interest, if any, from September 29, 2020

Underwriting Commission:	0.100%

Proceeds to the Company (before expenses):	99.900%

Interest Rate:	3.000% per annum

Denominations:	Minimum of $100,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Not redeemable prior to September 29, 2025. On each September 29 on or after September 29, 2025 (each a “Redemption Date”), the Notes will be redeemable on not less than 10 nor more than 60 days’ notice, in whole but not in part, at the option of the Company, at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of notes being redeemed to, but excluding, the date of redemption. In addition, on the first Redemption Date with respect to which the Company exercises its option to redeem Notes, the Company also has the option to instead only redeem 50% of the aggregate principal amount of the Notes then outstanding at the redemption price described above. If the Company exercises its option to redeem 50% of the aggregate principal amount of the Notes then outstanding on a Redemption Date, any remaining Notes can be redeemed at the Company’s option on a future Redemption Date in whole but not in part.

Listing:	Application will be made to list the Notes on the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved or that the TPEx listing will be maintained.

Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”), which currently include: (i) overseas or domestic banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) overseas or domestic fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the ROC Securities Investment Trust and Consulting Act, the ROC Futures Trading Act or the ROC Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

ISIN:	XS2237315549

Common Code:	223731554

Allocation:	Principal Amount of Notes

BNP Paribas SA, Taipei Branch	$375,000,000
Citibank Taiwan Limited	$398,000,000
Goldman Sachs (Asia) L.L.C., Taipei Branch	$350,000,000

Total	$1,123,000,000

Joint Bookrunning Managers:	BNP Paribas SA, Taipei Branch
Citibank Taiwan Limited
Goldman Sachs (Asia) L.L.C., Taipei Branch

Global Structuring Agents:	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Junior Structuring Agents:	ICBC Standard Bank Plc
RBC Capital Markets, LLC
CastleOak Securities, L.P.
MFR Securities, Inc.

Structuring Agents’ Fee:	$6,738,000

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated September 16, 2020; Prospectus dated September 4, 2019

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

The TPEx is not responsible for the content of this Final Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Final Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Final Term Sheet. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of the Company or the Notes.

No key information document (KID) required by Regulation (EU) No. 1286/2014, (as amended, “PRIIPs Regulation”), has been prepared as the Notes will not be made available to any retail investor in the European Economic Area or in the United Kingdom.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.